F r a s e r a n d C o m p a n y

Barristers and Solicitors

Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: wan@fraserlaw.com

January 20, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0405

Attention: Barry McCarty, Senior Counsel

Dear Sirs/Mesdames:

Re: The Medical Exchange Inc.
Amendment No. 1 to Form SB-2 Registration Statement
File No. 333-120936

Further to your letter dated December 29, 2004, enclosed please find three clean copies and three blacklined copies (hard copies), filed with you, by courier. Also please find enclosed a red-tagged copy (which includes page numbers) and a clean copy (which also includes page numbers) filed with you, by Edgar, of Amendment No. 1 to Form SB-2 Registration Statement, including Exhibits. The Company has incorporated your requested changes and the following are the Company's response using the same numbering system as in your December 29, 2004 letter:

Form SB2

1 - 3. During our telephone conversations of January 7, 2005 with Mr. Michael Clampitt of your office, Mr. Clampitt confirmed that Item 1, 2 and 3 are not required to be responded.

Business - page 22

Strategy

4. Revised accordingly.

Competition - page 27

5. It has been revised to state that the Company is not aware if other companies are involved in developing transcription factor libraries.

Executive Compensation - page 32

6. Revised accordingly.

Financial Statements and related footnotes - page 35

7. Revised accordingly.

8. Revised accordingly.

Note 2 Significant Accounting Policies

Website Costs - page 42

10. Revised accordingly.

Recent Sales - page 52

11. Revised accordingly.

Updating

12. An updated consent from the Company's independent accountant is enclosed.

13. Th financial statements for the quarter ended December 31, 2004 is enclosed.

In addition, we have updated the date and financial information in the registration statement to December 31, 2004.

If you have any other questions, please do note hesitate to contact the undersigned.

Yours truly,
FRASER and COMPANY

Per: /s/ Ailin Wan

Ailin Wan

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